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                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                                    Form N-8F

Application for Deregistration of Certain Registered Investment
Companies.

I.  GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 Above):

    [X]  Merger

    [ ]  Liquidation

    [ ]  Abandonment of Registration
         (Note: Abandonment of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

    [ ]  Election of status as a Business Development Company
         (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of form.)

2.  Name of the fund: Alliance Mortgage Securities Income Fund,
    Inc.

3.  Securities and Exchange Commission File No.: 811-03829

4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

    [X]   Initial Application        [  ]  Amendment

5.  Address of Principal Executive Office (include No. & Street,
    City, State, Zip Code):

              1345 Avenue of the Americas
              New York, New York  10105

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

              Paul M. Miller
              Seward & Kissel LLP
              1200 G Street, N.W.



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              Washington, D.C.  20005
              202-737-8833

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17
    CFR 270.31a, .31a-2]:

         State Street Bank and Trust Company
         225 Franklin Street
         Boston, Massachusetts  02110

         Alliance Capital Management L.P.
         1345 Avenue of the Americas
         New York, New York 10105
         212-969-2132

         Alliance Global Investor Services, Inc.
         500 Plaza Drive
         Secaucus, New Jersey 07094-1520

8.  Classification of fund (check only one):

    [X]  Management Company;

    [ ]  Unit Investment Trust; or

    [ ]  Face-amount certificate company.

9. Subclassification if the fund is a management company (check only one):

    [X]   Open-end               [ ] Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Maryland

11. Provide the name and address of investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

              Alliance Capital Management L.P.
              1345 Avenue of the Americas
              New York, New York  10105

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

              Alliance Fund Distributors, Inc.


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              1345 Avenue of the Americas
              New York, New York  10105

13. If the fund is a unit investment trust ("UIT") provide:

    (a)  Depositor's name(s) and address(es): N/A

    (b)  Trustee's name(s) and address(es): N/A

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

    [ ]  Yes            [X]       No

    If Yes, for each UIT state:
    Name(s): N/A

    File No.:  N/A

    Business Address: N/A

15. (a) Did the fund obtain approval from the board of trustees concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

         [X]   Yes               [  ]  No

    If Yes, state the date on which the board vote took place:

                   July 20, 2000

    If No, explain: N/A

    (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

         [X]   Yes               [ ]  No

    If Yes, state the date on which the shareholder vote took place:

              November 14, 2000

    If No, explain: N/A







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II. DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

    [X]   Yes           [ ]      No

    (a) If Yes, list the date(s) on which the fund made those distributions:

                   December 15, 2000

    (b)  Were the distributions made on the basis of net assets?

         [X]   Yes               [ ]  No

    (c) Were the distributions made pro rata based on share ownership?

         [X]   Yes               [ ]  No

    (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers provide the exchange ratio(s) used and explain how it was calculated: N/A

    (e)  Liquidations only:

         Were any distribution to shareholders made in kind?  N/A

         [ ]  Yes                [ ]                           No

         If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:
         N/A

17. Closed-end funds only: Has the fund issued senior securities?
    N/A

    [ ]  Yes            [ ]      No

    If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:
    N/A

18. Has the fund distributed all of its assets to the fund's shareholders?

    [X]   Yes           [ ]  No

    If No,


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    (a)  How many shareholders does the fund have as of the date this form is filed?  N/A

    (b) Describe the relationship of each remaining shareholder to the fund: N/A

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

    [ ]  Yes            [X]       No

    If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders: N/A

III.  ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed?

    (See question 18 above)

    [ ]  Yes            [X]       No

    If Yes,

    (a) Describe the type and amount of each asset retained by the fund of the date this form is filed: N/A

    (b)  Why has the fund retained the remaining assets?  N/A

    (c)  Will the remaining assets be invested in securities?
         N/A

         [ ]  Yes                [ ] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

    [ ]  Yes            [X] No

    If Yes,

    (a) Describe the type and amount of each debt or other liability: N/A

    (b) How does the fund intend to pay these outstanding debts or other liabilities?  N/A




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IV. INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR
    DEREGISTRATION

22. (a) List the expenses incurred in connection with the Merger or Liquidation:

    No expenses were borne by the Fund.

    (b)  How were those expenses allocated?

    Expenses were not allocated to the Fund.

    (c)  Who paid those expenses?

    All expenses were paid by the Fund's investment adviser, Alliance Capital Management L.P.

    (d)  How did the fund pay for unamortized expenses (if any)?
         N/A

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

    [ ]  Yes            [X]       No

    If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed: N/A

V.  CONCLUSION OF FUND BUSINESS

24. Is the fund a party to any litigation or administrative proceeding?

    [ ]  Yes            [X]       No

    If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation: N/A

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

    [ ]  Yes            [X]  No

    If Yes, describe the nature and extent of those activities:
    N/A






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VI. MERGERS ONLY

26. (a)  State the name of the fund surviving the Merger:

         Alliance Bond Fund, Inc. - U.S. Government Portfolio

    (b) State the Investment Company Act file number of the fund surviving the Merger:

              811-02383

    (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

              File Number 333-43854
              Form N-14
              Filed August 15, 2000

    (d) If the merger or reorganization agreement has not been filed with the commission, provide a copy of the agreement as an exhibit to this form. N/A































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                          VERIFICATION

         The undersigned states that (i) he has executed this

Form N-8F application for an order under section 8(f) of the

Investment Company Act of 1940 on behalf of Alliance Mortgage

Securities Income Fund, Inc., (ii) he is the Secretary of

Alliance Mortgage Securities Income Fund, Inc., and (iii) all

actions by shareholders, directors and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.



                                 (Signature)


                                 /s/ Edmund P. Bergan, Jr.
                                 _________________________
                                 Edmund P. Bergan, Jr.























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